SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC

                      -----------------
                          FORM 11-K

                        ANNUAL REPORT
              PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]    ANNUAL  REPORT  PURSUANT  TO  SECTION  15(D)  OF  THE
       SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 1998

                             OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION  15(d)  OF  THE
       SECURITIES EXCHANGE ACT OF 1934.

     For the transition period from _________ to _________

               Commission file number 1-11657

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Tupperware
     Corporation Retirement Savings Plan, 14901 South Orange
     Blossom Trail, Orlando, Florida, 32837.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
     Tupperware Corporation, 14901 South Orange Blossom trail,
     Orlando, Florida, 32837.

                         SIGNATURES

       The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:       March   19,  1999       TUPPERWARE   CORPORATION
                                    RETIREMENT SAVINGS PLAN

                               By:________________________________________
                                    Thomas  M.  Roehlk,  Chairman  of
                                    Management Committee for Employee
                                    Benefits